EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

May 29, 2012.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on May 29, 2012.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

June 8, 2012.

Schedule "A"

Loncor Resources Outlines Significant Maiden Gold Resource of One Million
Ounces Grading 7.59 g/t Au at its Makapela Prospect in D.R.Congo

●	4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an Inferred Mineral Resource of 1.0 million ounces

●	Mineral Resource outlined down to a maximum vertical depth 500 metres below surface with gold mineralization open at depth

●	Significant potential to grow resource further at depth and in sub-parallel veins

Toronto, Canada May 29, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") is pleased to announce its maiden Mineral Resource estimate at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Exploration core drilling began at Makapela in October 2010 and has focused on a quartz vein system within a sequence of basalts, thin units of banded iron formation and dolerite sills of Archaean age. A total of 58 core holes totalling 15,523 metres have been used to estimate this Inferred Mineral Resource at Makapela. Drilling has been focused on three main veins: Reef 1, Reef 2 and Sele Sele. Drilling is still ongoing to outline additional Mineral Resources on the property. Core drilling was undertaken on an approximate grid pattern of 80 by 80 metres down to a vertical depth of 240 metres and then on a 160 by 80 metre grid pattern.

A Grade vs. Tonnage curve using various cut-off grades for the total gold Mineral Resource at Makapela is shown in the graph below:-

The maiden Mineral Resource estimates for Makapela are set out in the tables below.

Table I - Current Mineral Resource estimates at Makapela (with an effective date of April 11, 2012) at various gold cut-offs:

Cut-off Grade (g/t Au)	Average Grade (g/t Au)	Tonnes (t)	Gold Content (Ounces)
1.00	5.65	6,302,100	1,143,800
2.00	6.41	5,297,900	1,091,700
2.75*	7.59	4,100,500	1,000,100
3.00	8.07	3,720,400	965,000
4.00	9.64	2,777,200	860,400
 Minimum mining true thickness of 1.5 metres. *Cut-off estimated using a US$1,500/oz gold price with appropriate cost parameter assumptions for mining and other economic factors.

Table II - Mineral Resource estimates at Makapela in terms of oxide, transitional and fresh rock (sulfide) categories at a gold cut-off of 2.75 g/t:

	Inferred Mineral Resource
Material Type	Tonnes (t)	Average Grade (g/t Au)	Gold Content (Ounces)
Oxide	454,000	9.50	138,700
Transitional	200,200	8.67	55,800
Fresh Rock	3,446,300	7.27	805,600
TOTAL	4,100,500	7.59	1,000,100
* Tonnes rounded to the nearest '00 and ounces to the nearest '00.

"We are very encouraged by this initial resource at Makapela and in particular the significant gold grades," commented Loncor President & CEO Peter Cowley. "We will be undertaking additional drilling at depth where the mineralization remains open. The good continuity along strike and at depth bode well for a potential underground mining operation and we will be embarking on a preliminary economic assessment of this resource to assess its potential economic viability. This will include additional drilling, metallurgical testwork, mining and infrastructural studies and preliminary environmental considerations. The good grades outlined to date have the potential to deliver an economic operation with competitive gold production and operating costs.”

Mr. Cowley added: “In addition, we have made rapid progress on the ground at Ngayu to assess our previously outlined regional targets from the BLEG and airborne geophysical programs and expect to be drilling some of these targets during the third quarter of this year. The Imva Fold area remains our main focus of attention where we have delineated a number of promising prospects.”

These Mineral Resource estimates were prepared by independent consultants Venmyn Rand (Pty) Ltd. ("Venmyn") and are based on drill hole assays available as at April 11, 2012. The geology and drilling information was analysed, interpreted and estimated by Andrew Clay of Venmyn, who is a "qualified person", as such term is defined in National Instrument 43-101.

Mr. Clay has visited the site to review data collection procedures, geological interpretations and modeling, and estimation using geostatistical techniques.

Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confer Mineral Resource classification categories to reflect the variable sample coverage. Venmyn is satisfied that all drilling, sampling, database and geological modeling protocols comply with the standards prescribed by National Instrument 43-101.

Below are the key assumptions, parameters and methods used to estimate the Mineral Resources:

●	boreholes that did not insersect the reef were not included;

●	wireframing was restricted to borehole intersections above a 2.0g/t Au cut-off grade;

●	gold grades have been determined using Ordinary Kriging interpolation into a 3-Dimensional block model constrained by mineralization wireframes;

●	the mineralization models were constrained within the wireframe with primary block dimensions of 10m N-S (along strike), 5m E-W (across strike) and 10m in the vertical direction;

●	estimation used dynamic anistotropy;

●	Datamine Studio 3TM was the modelling package; and

●	at all times, the relationship between geology and preliminary mining and economic factors was taken into account.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

A total of 1,304 core samples were taken to determine relative density measurements for the various reefs and oxide, transitional and fresh rock components.

An independent National Instrument 43-101 technical report relating to the maiden Mineral Resource estimate at Makapela will be filed on SEDAR and EDGAR within the period required by National Instrument 43-101.

An independent technical report dated February 29, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo” was previously prepared by Venmyn and has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person
Mr. Andrew N. Clay, Managing Director of Venmyn, is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the Mineral Resource estimates disclosed in this press release. Mr. Clay has reviewed and approved the contents of this press release.

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km covering part of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Inferred Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of Mineral Resources, possible future gold production, drilling and other exploration results, potential Mineral Resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated Mineral Resources, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 30, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Cautionary Note Concerning Mineral Resource Estimates

The Mineral Resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource estimates included in this press release are well established, by their nature Mineral Resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938.